UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund:

Cortina Funds, Inc. (the “Registrant”). The series of Registrant at the time of the liquidation were the Cortina Small Cap Growth Fund and Cortina Small Cap Value Fund (collectively, the “Funds”).

3.	Securities and Exchange Commission File No: 811-21580

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Cortina Funds, Inc. 825 N. Jefferson St., Suite 400 Milwaukee, WI 53202
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Edward Corrao ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203 (720) 947-5983

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:
ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203 (303) 623-2577 Union Bank, N.A. 350 California Street, 6th Floor San Francisco, CA 94104 (415) 765-3434
8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Sub classification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Wisconsin

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Cortina Asset Management, LLC (the “Advisor”) 825 N. Jefferson St., Suite 400 Milwaukee, WI 53202 (414) 225-7399

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203 (303) 623-2577

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): Not Applicable

	(b)	Trustee's name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):
File No.: 811-____
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place: February 5, 2019

If No, explain: Not Applicable

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Board of Trustees is authorized to liquidate the Funds without shareholder approval for two reasons. First, the Staff of the Securities and Exchange Commission has expressed its belief that the Investment Company Act of 1940 Act, as amended, does not require shareholder approval of the dissolution and complete liquidation of an investment company, such as the Registrant. See Generic Comment Letter to Registrant from Carolyn B. Lewis, Assistant Director, Securities and Exchange Commission, Division of Investment Management (February 25, 1994) available at 1994 SEC No-Act. LEXIS 470. Therefore, whether a shareholder vote is required to effect the liquidation is a matter of state law. Pursuant to Sections 180.1002 and 180.0602 of the Wisconsin Statutes, the Board of Trustees, has the authority without obtaining shareholder approval, to amend the Amended and Restated Articles of Incorporation of the Corporation to reflect the removal of each Fund as a class of the Corporation. Accordingly, the Amended and Restated Articles of Incorporation of the Corporation were amended by the Board of Trustees, at a duly called special meeting of the Board of Trustees called for such purposes, to remove each Fund as a class of the Corporation.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

a.	If Yes, list the date(s) on which the fund made those distributions: March 22, 2019
b.	Were the distributions made on the basis of net assets?

[X] Yes	[ ] No

c.	Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

d.	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

e.	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes	[X] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not Applicable

Has the fund issued senior securities?

[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes	[ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes	[X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not Applicable

(b)	Why has the fund retained the remaining assets? Not Applicable

(c)	Will the remaining assets be invested in securities?

[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation (expenses are approximate):

(i)	Legal expenses: Estimate $25,000
(ii)	Accounting expenses: $2,000

(iii)	Other expenses (list and identify separately): Estimate $30,000
(iv)	Total expenses (sum of lines (i)-(iii) above): Estimate $57,000

(b)	How were those expenses allocated? The majority of the expenses were paid by the advisor.
(c)	Who paid the expenses? The majority of the expenses were paid by the advisor.
(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cortina Funds, Inc.; (ii) she is the President and Principal Executive Officer of Cortina Funds, Inc.; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

By:	/s/Jennifer Hanson
Jennifer Hanson
President and Principal Executive Officer

Signature Page